SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
(Name of Subject Company)

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BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLIPLE, GRUPO FINANCIERO SANTANDER MÉXICO
(Name of Person(s) Filing Statement)

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Series B Shares, without par value

American Depositary Shares (each of which represents five Series B Shares)
(Title of Class of Securities)

MX41BS060005 (Series B Shares)
(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

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Héctor Blas Grisi Checa

Chief Executive Officer

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México, Mexico

+ (52) 55-5257-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to

Rodrigo Conesa Labastida Ritch, Mueller, Heather y Nicolau, S.C. Torre Virreyes Av. Pedregal No. 24 Piso 20 Col. Molino del Rey 11040 Mexico City, Mexico Telephone: (52) 55-9178-7000	Jorge U. Juantorena, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone: (212) 225 2758

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México

Table of contents

ITEM

1.	Press Release dated October 29, 2021 titled “Banco Santander México, announces that its Parent Company, Banco Santander, S.A. issued a Material Fact Announcement”

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THAT ITS PARENT COMPANY, BANCO SANTANDER, S.A., ISSUED A MATERIAL FACT ANNOUNCEMENT IN CONNECTION WITH THE TENDER OFFER

Mexico City, Mexico, October 29, 2021 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of the leading banking institutions in Mexico, announced to the investing public that Banco Santander, S.A. (“Banco Santander Spain”), majority shareholder of Grupo Financiero Santander México, S.A. de C.V., the controlling shareholder of the Company, issued a material fact announcement (hecho relevante or nota de prensa) in connection with the tender offer for the Series B and American Depositary Shares (ADSs) of Banco Santander México not already held by Banco Santander Spain, as attached hereto.

This material fact does not constitute an offer or a request for a securities issuance or acquisition offer, and no securities offer, request or sale shall be conducted in any State or jurisdiction in which such an offer, request or sale is illegal prior to its registration or qualification pursuant to such State’s or jurisdiction’s applicable law.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2021, Banco Santander México had total assets of Ps.1,669 billion and more than 19.4 million customers. Headquartered in Mexico City, the Company operates 1,350 branches and offices nationwide and has a total of 24,901 employees.

Investor Relations Contacts

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander México

Banco Santander, S.A. (“Banco Santander”), in compliance with the Spanish and Mexican market legislation and U.S. securities laws, hereby communicates the following:

OTHER MATERIAL INFORMATION

Banco Santander, S.A., as a supplement to its announcements of 26 March, 24 May and 8 June, 2021, announces that it expects to launch on 3 November, 2021, subject to obtaining the relevant regulatory approval and the terms and conditions that will be set forth in an informative memorandum (folleto informativo) (the “Informative Memorandum”) and in a U.S offer to purchase (the “U.S. Offer to Purchase”), voluntary tender offers for cash (as provided under article 97 of the Mexican Securities Market Law (Ley del Mercado de Valores) and U.S. securities laws, as applicable) to acquire all of the Series B shares and American Depositary Shares (ADSs) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) not already held, directly or indirectly, by Banco Santander, which represent approximately 8.27% of Santander Mexico`s share capital (the “Tender Offers”). Banco Santander previously announced its intention to launch such Tender Offers for a price of 24 Mexican pesos for every share of Santander Mexico and 120 Mexican pesos for every ADS of Santander Mexico and now announces that it has determined to increase the price of the Tender Offers to 26.50 Mexican pesos for each Santander Mexico Series B share and the U.S. Dollar equivalent of 132.50 Mexican pesos per ADS.

Pursuant to the Informative Memorandum and the U.S. Offer to Purchase, respectively, the Tender Offers are expected to remain in force from 3 November, 2021 and until 7 December, 2021, unless the initial period is extended. Notwithstanding the foregoing, the offer period may be subsequently extended on one or more occasions at the discretion of Banco Santander in accordance to the terms of the Tender Offers.

For clarification purposes, the payment of a cash dividend amounting to 0.275 Mexican pesos per share (1.375 Mexican pesos per ADS) approved at Santander Mexico’s ordinary general shareholders’ meeting held on 25 October 2021 will not adjust the price of the Tender Offers.

The financial impacts of the Tender Offers by Santander Group are not materially different to the ones announced when the transaction was first informed.

Boadilla del Monte (Madrid), 29 October, 2021

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by Banco Santander may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Banco Santander or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Our forward-looking statements speak only as at date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.